SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

(Final Amendment)

_________________________________________

BEFUT International Co., Ltd.

(Name of the Issuer)

  __________________________________________

BEFUT International Co., Ltd.

BEFUT International Co. Limited

Hongbo Cao

______________Tingmin Li______________

(Names of Persons Filing Statement)

Common Stock, $0.001 par value

(Title of Class of Securities)

____________37942D104_____________

(CUSIP Number of Class of Securities)

Hongbo Cao

Chairman and Chief Executive Officer

27th Floor, Liangjiu International Tower, 5 Heyi Street,

Dalian City, China 116011

__________________________(011) 86-411-83678755_______________________

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Elizabeth Fei Chen, Esq.

Pryor Cashman LLP

7 Times Square

New York, NY 10036

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an Disclosure Statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-1,000) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or Disclosure Statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$42,499.60	$4.87

__________

*For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $42,499.60 by the Issuer in lieu of fractional shares immediately following a 1-for-150 reverse stock split to holders of fewer than 150 shares of the Issuer’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $0.65 per pre-reverse split share and 65,384 pre-reverse split shares, the estimated aggregate number of shares held by such holders.

**Determined pursuant to Rule 0-11(b)(1), as amended, by multiplying the transaction value of $42,499.60 by 0.00011460.

☐ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4.87.

Form or Registration No.: Schedule 13E-3 (File No.: 005-82445).

Filing Party:	BEFUT International Co., Ltd.
BEFUT International Co. Limited
Hongbo Cao
Tingmin Li (added on March 23, 2012 in Amendment No. 1 to Schedule 13E-3)

Date Filed: February 27, 2012 for the initial Schedule 13E-3, March 23, 2012 for the Amendment No. 1, April 6, 2012 for the Amendment No. 2 and April 19, 2012 for the Amendment No. 3.

INTRODUCTION

This Final Amendment to Rule 13E-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) BEFUT International Co., Ltd., a corporation incorporated under the laws of the State of Nevada (the “Company”); (b) BEFUT International Co., Limited, a corporation incorporated under the laws of British Virgin Islands; (c) Mr. Hongbo Cao, Chairman and Chief Executive Officer of the Company, and (d) Mr. Tingmin Li, an affiliate of the Company. The Schedule 13E-3 is being filed in connection with a proposed “going private” transaction, the primary purpose of which is to reduce the number of record holders of the Company’s common stock, par value $0.001 per share (the “Common Stock”), to fewer than 300, thereby allowing the Company to terminate the registration of the Common Stock, under Section 12(g) of the Exchange Act, and suspend its reporting obligations under the Exchange Act.

To accomplish this reduction in the number of record holders of the Common Stock, the Company effected a reverse stock split of the Common Stock at a ratio of 150 to one (the “Reverse Stock Split”) on May 10, 2012 (the “Effective Date”). In the Reverse Stock Split, each 150 shares of Common Stock outstanding as of the Effective Date of the Reverse Stock Split was converted into one whole share of Common Stock. In lieu of issuing any fractional shares to stockholders owning fewer than 150 pre-Reverse Stock Split shares, the Company will make a cash payment equal to $0.65 per pre-Reverse Stock Split share to such stockholders. Accordingly, stockholders owning fewer than 150 pre-Reverse Stock Split shares, after the Reverse Stock Split, have no further interest in the Company, no longer are stockholders of the Company and are entitled to receive only a cash payment equal to $0.65 multiplied by the number of pre-Reverse Stock Split shares owned by them. The stockholders who are cashed out as a result of the Reverse Stock Split owned, in the aggregate, less than 10% of the Common Stock outstanding immediately before the Reverse Stock Split. The Reverse Stock Split also provided for a corresponding decrease in the number of authorized shares of Common Stock from 200,000,000 shares to 1,333,333 shares.

After the completion of the Reverse Stock Split, the Company effected a one-to-150 forward stock split (the “Forward Stock Split”, and together with the Reverse Stock Split, the “Transaction”) for those stockholders who held at least one whole post-Reverse Stock Split share by converting all post-Reverse Stock Split shares held by such stockholders (including fractional shares) to a number of shares of Common Stock equal to the number of such post-Reverse Stock Split shares multiplied by 150. The Forward Stock Split also provided for a corresponding increase in the number of authorized shares of Common Stock from 1,333,333 to 200,000,000 shares.

The total amount of funds necessary to make cash payments to stockholders in connection with the Transaction and for related expenses is estimated to be approximately $117,500. The funds for the Transaction comes from the Company’s currently available cash.

Under Nevada law and the Amended and Restated Articles of Incorporation of the Company (the “Articles of Incorporation”), the Board of Directors of the Company (the “Board”) may amend the Articles of Incorporation to implement the Reverse Stock Split and the Forward Stock Split without the approval of the stockholders. Therefore, the Company did not seek stockholder approval for these actions, and no vote was sought in connection with these actions. In addition, stockholders who receive cash in lieu of fractional shares are entitled to appraisal rights for the “fair value” of their fractional share under Nevada law. The Reverse Stock Split and the Forward Stock Split are conducted upon the terms and subject to the conditions set forth in the Company’s disclosure statement, which is attached as Exhibit (a)(3) to this Schedule 13E-3 (the “Disclosure Statement”). The information contained in the Disclosure Statement, including all exhibits thereto, is hereby expressly incorporated herein by this reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Disclosure Statement.

As a result of the Transaction, the fractional shares of Common Stock acquired by the Company have been cancelled and returned to the status of authorized but unissued shares. The Company’s Common Stock has been suspended from quotation on the OTCQB; however, it is eligible for continued quotation on the OTC Pink tier of the OTC Markets. The Company has fewer than 300 stockholders of record. The public registration of our Common Stock under the Exchange Act, will be suspended upon the filing of a Form 15 with the Securities and Exchange Commission (the “SEC”). The Company is no longer required to file periodic reports under section 13(a) of the Exchange Act.

This Final Schedule 13E-3 is being filed pursuant to Rule 13e-3(d)(3) to report the result of the Transaction.

Item 15. Additional Information

(c)           Other Material Information. This Item 15(c) is hereby amended and supplemented as follows:

On May 10, 2012, at 7:00 am EST, the Certificate of Change relating to the Reverse Stock Split that the Company filed with the Secretary of State of Nevada became effective and the Reverse Stock Split was completed. The Reverse Stock Split provided for a corresponding decrease in the number of authorized shares of Common Stock from 200,000,000 shares to 1,333,333 shares. In lieu of issuing any fractional shares to stockholders owning fewer than 150 pre-Reverse Stock Split shares, the Company will make a cash payment equal to $0.65 per pre-Reverse Stock Split share to such stockholders. Accordingly, stockholders owning fewer than 150 pre-Reverse Stock Split shares, after the Reverse Stock Split, have no further interest in the Company, no longer are stockholders of the Company and are entitled to receive only a cash payment equal to $0.65 multiplied by the number of pre-Reverse Stock Split shares owned by them.

On May 10, 2012, at 7:01 am EST, the Certificate of Change relating to the Forward Stock Split that the Company filed with the Secretary of State of Nevada became effective and the Forward Stock Split was completed. The Forward Stock Split provided for a corresponding increase in the number of authorized shares of Common Stock from 1,333,333 to 200,000,000 shares. Following the Forward Stock Split, the Company has fewer than 300 stockholders of record. The public registration of our Common Stock under the Exchange Act, has been terminated upon the filing of a Form 15 with the SEC. The Company is no longer required to file periodic reports with, or be subject to the other reporting obligations of, the SEC.

Item 16. Exhibits

(a)(3)	Disclosure Statement filed as an exhibit to Amendment No.3 to Rule 13E-3 Transaction Statement on Schedule 13E-3 filed on April 19, 2012 is incorporated herein by reference.

(a)(5)(i)	Financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended June 30, 2011 (incorporated herein by reference to such report filed with SEC on September 27, 2011).

(a)(5)(ii)	Financial statements and notes thereto included in the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2011 (incorporated herein by reference to such report filed with the SEC on February 14, 2012).

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Form of Convertible Note issued to the investors in our private placement dated March 13, 2009 (incorporated herein by reference to Exhibit 4.1 to the registrant’s Current Report on Form 8-K filed with the SEC on March 19, 2009).
(d)(2)	Form of Warrant issued to the investors in our private placement dated March 13, 2009 (incorporated herein by reference to Exhibit 4.2 to the registrant’s Current Report on Form 8-K filed with the SEC on March 19, 2009).
(d)(3)	Stockholders Agreement dated March 13, 2009 by and among Mr. Hongbo Cao, Mr. Tingman Li and certain other individual stockholders of BEFUT International Co. Limited (“Befut BVI”) (Incorporated herein by reference to Exhibit 4 to the Schedule 13D jointly filed by Befut BVI and Mr. Hongbo Cao with the SEC on March 23, 2009).

(d)(4)	Stock Transfer Agreement dated August 29, 2010 by and among Mr. Hongbo Cao, Mr. Tingmin Li and certain other individual parties thereto (Incorporated herein by reference to Exhibit 3 to the Schedule 13D/A jointly filed by Befut BVI and Mr. Hongbo Cao with the SEC on September 26, 2011).

(f)

Chapter 92A of the Nevada Revised Statutes (filed as Appendix A to the Disclosure Statement filed as an exhibit to Amendment No.3 to Rule 13E-3 Transaction Statement on Schedule 13E-3 filed on April 19, 2012 and incorporated herein by reference).

(g)	Not applicable.

SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2012

BEFUT International Co., Ltd.
By: /s/ Hongbo Cao _______________________
Name: Hongbo Cao Title: Chairman and Chief Executive Officer
BEFUT International Co. Limited
By: /s/ Hongbo Cao _______________________ Name: Hongbo Cao Title: Director
/s/ Hongbo Cao _______________________ Hongbo Cao /s/ Tingmin Li _______________________ Tingmin Li